December 7, 2006

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, NE
Washington, D.C. 20549-3561

ATTN:  John Hartz, Senior Assistant Chief Accountant

RE:	Form 10-K for the Fiscal Year ended December 31, 2005
Forms 10-Q for the Quarters ended March 31, 2006 and June 30, 2006
File No. 0-26025

Dear Mr. Hartz:

          U.S. Concrete, Inc. hereby provides its response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) in its letter dated November 21, 2006.  For ease of reference, we have repeated the Staff’s comments below.

COMMENT:

Form 10-Q for the period ended September 30, 2006

Note 3 — Business Combinations, page 5

1.

We note that you have allocated all the excess purchase price of the Alberta Investments and Alliance Haulers acquisitions to goodwill. Based on your disclosures, we understand that this is a preliminary allocation of the purchase price and that you expect to complete your review in the fourth quarter. Please ensure that you consider all possible relevant intangible assets in your final allocation of the acquisition purchase price.

RESPONSE TO COMMENT 1:

          We are continuing to evaluate our purchase price allocation related to the Alberta Investments, Inc. and Alliance Haulers, Inc. acquisition.  As part of our remaining work, we are continuing our efforts to identify intangibles which should be valued separately from goodwill in our final purchase price allocation.  We originally expected to complete our review by the end of the fourth quarter of 2006.  However, as a result of delays in the settlement of certain post-closing adjustments with the seller, we now expect to finalize our purchase price allocation during the first quarter of 2007.  In connection with that allocation, we confirm that we will consider, to the extent material, all relevant intangible assets that we identify.

John Hartz
Securities and Exchange Commission
December 7, 2006

COMMENT:

Note 12 — Segment Information, page 13

2.

You presented operating income as the measure used to evaluate segment profitability on page 14. However, the operating income amount that appears in your segment note differs from the operating income amount that appears in your statements of operations. Please revise the description of your segment profitability to a measure that is not confusingly similar to operating income in your future filings.

RESPONSE TO COMMENT 2:

          We will comply with the Staff’s comment.  In fact, in the re-publication of our audited financial statements set forth in our current report on Form 8-K filed on November 15, 2006, we modified our segment footnote to change the operating performance measure formerly referred to as “operating income” to “segment operating profit”, which is defined in the paragraph immediately preceding the segment financial information table.  We believe this modification addresses any confusion associated with the labeling attributed in our previous filing on Form 10-Q dated September 30, 2006.

COMMENT:

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 17

3.

Please enhance your management’s discussion and analysis disclosures by quantifying the reasons for significant changes in net sales, gross profits and segment income for each segment in terms of the amount of increase or decrease due to prices, volume and new product introductions, and include an explanation of the underlying reasons for these and other changes in your future filings. Please refer to Item 303 of Regulation S-K.

RESPONSE TO COMMENT 3:

          We acknowledge your comment with respect to our discussion of our segments in our most recent filing on Form 10-Q dated September 30, 2006, and the need to enhance our discussion of significant changes in net sales, gross profits and segment income in relationship to changes in price, volume or new product introductions.  With the filing of our Annual Report on Form 10-K for the year ended December 31, 2006, we will enhance our management’s discussion and analysis of our segments by providing certain selected financial information separately for each of our segments in tabular form and provide a discussion of significant changes in those financial measures period over period.

John Hartz
Securities and Exchange Commission
December 7, 2006

          With respect to price and volume analysis within our western precast segment, we have not historically tracked a measure of volume produced or an average price of products sold within this business similar to what we have captured in our ready-mixed and concrete-related products segment.  We are currently developing a methodology which will allow us to capture a relevant metric to provide consistent and relevant analysis on these items both historically and in the future in our future filings.

          Please contact the undersigned with any questions concerning this letter at (713) 499-6200.  In addition, we request that you advise us when the Staff has completed its review of the filings which were the subject of the Staff’s comments.

Very truly yours,

/s/ Robert D. Hardy

Robert D. Hardy
Senior Vice President and Chief Financial Officer
U.S. Concrete, Inc.